BAB INC.
500 Lake Cook Road
Deerfield, IL 60015
(847) 948-7520

October 5, 2009

United States Securities and Exchange Commission
Donald F. Delaney
Division of Corporate Finance
Washington, DC 20549-4628

File No. 000-31555

Dear Mr. Delaney:

This letter and attachments are in response to your comment letter dated September 11, 2009.  We have responded to each of the questions in your comment letter.

Regarding your points 1 – 5, we believe we have addressed your concerns by expanding our explanations as contained herein, and going forward we will ensure all future 10-K’s we file incorporate them; however, we hope you will agree we don’t need to amend our previously filed 10-K as of 11/30/08 filed 2/20/09, for these additional clarifications.  We don’t feel an amended 10-K for these points would lead reasonable, prudent investors to change their opinion regarding investment in our company.

We will amend our 10-K as of 11/30/08 filed 2/20/09 for your point 6.  We have included the amended filing, and all other items that will be amended as well.

Our intention is to not amend the second quarter 10-Q but to make the changes as noted in 7 – 10 of your comment letter to all filings going forward.

After review of the attached response letter, we look forward to your guidance on amendment to our 10-KSB and future 10-K and 10-Q filings.

The Company acknowledges that:
▪	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
▪	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to filing; and
▪	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

By: /s/ Jeffrey M. Gorden
Jeffrey M. Gorden,
Chief Financial Officer

BAB, Inc.
October 5, 2009

United States Securities and Exchange Commission
Donald F. Delaney
Division of Corporate Finance
Washington, D.C. 20549-4628
File No. 000-31555

Revenue Recognition page 21

1.  The majority of reports from our franchisees are received weekly and don’t require any accruals.  Historically there are very few franchisees that don’t submit weekly sales reports thus there are very few estimates, and they are immaterial.

For the last days of the month of the quarter-end an average is computed based on the weekly franchise report that includes the month end reporting.  The number of days is multiplied by the weekly daily average to compute the accrual.  Under this method there are no reversals.  Any estimates that might be done for royalty revenue are immaterial.

SAB Topic 13

2.   Licensing fee revenue is recognized in one of two ways:
(1)
Fees based on a vendor having the right to sell a proprietary product to the franchise network.  Fees are based on a contract for a predetermined period and paid upfront.  The fees are amortized monthly over the life of the contract.

(2)
Fees from vendors offering products to the franchise network that are either proprietary or recommended.  These fees are based on actual sales at an agreed percentage.  These fees are paid either monthly or quarterly and have been earned when received.  If these fees are based on estimates, the estimate is determined by using an average of the prior three months.  Accruals that are based on estimates are immaterial.

This would be in compliance with revenue recognition as stated in SAB 13.

BAB, Inc.
October 5, 2009
File No. 000-31555

3.  The term “nontraditional income” was used to include all revenue not received via royalty payments, franchise fees or Company-owned store sales.  Please see revised 10-KSB disclosure.

Non traditional income primarily consists of license fees, Sign Shop revenue, and defaulted and terminated Franchise Agreement revenue.  Revenue is recorded on an accrual basis and is based on actual and estimates.

Marketing Fund, page 22

4.  Franchisees are required to pay 1% of sales to a marketing fund that is used for general marketing purposes.  Franchise Agreements that were initiated or renewed in 2007 and therafter also pay a mandatory 2% for their specific store’s local area marketing.  The 2% fund is used for advertising by Company specific to the contributing franchisee.   Funds are deposited in separate bank accounts, receivables are recorded in separate accounts and liabilities are maintained in the balance sheet for unexpended marketing funds.

Goodwill and Other Intangible Assets, page 23

5. Legal fees and direct costs to file applications for new trademarks are capitalized and are deemed to have an indefinite life as per generally accepted accounting principles.  The trademark costs incurred to renew the marks, primarily legal expenses to file renewals, are being amortized over the life of the renewal.  Renewal costs are specific to currently owned trademarks and the amount capitalized represents the legal expenses associated with the renewal.

Intangibles, including trademarks are evaluated for impairment in accordance with FASB 142- “Goodwill and Other Intangible Assets.” A portion of the evaluation considers the utilization of marks and revenue generation from these marks.

Controls and Procedures, page 32

6.  The following is proposed revised disclosure for the 2008 10-KSB filing: page 33

ITEM 8A. CONTROLS AND PROCEDURES

BAB, Inc.’s Chief Executive Officer and Chief Financial Officer have evaluated the Company’s disclosure controls and procedures, as defined in Item 308T(a) of Regulation S-B of the Securities Exchange Act of 1934, as of the end of the period covered by this report, and they have concluded that these controls and procedures were effective (i) to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and (ii) to ensure that information required to be disclosed by us in the reports that we submit under the Exchange Act is accumulated and communicated to our management, including our executive and financial officers, or persons performing similar functions, as appropriate, to allow timely decisions regarding required disclosure.

BAB, Inc.
October 5, 2009
File No. 000-31555

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting.  Internal control over financial reporting is a process designed by, or under the supervision of, the Chief Executive Officer and the Chief Financial Officer, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principals.

Our evaluation of internal control over financial reporting includes using the COSO framework, an integrated framework for the evaluation of internal controls issued by the Committee of Sponsoring Organizations of the Treadway Commission, to identify the risks and control objectives related to the evaluation of our control environment.

Based on our evaluation under the framework described above, our management, including the Chief Executive Officer and Chief Financial Officer, concluded that the Company’s internal controls and procedures were effective over financial reporting as of November 30, 2008.

This annual report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting.  Management’s report was not subject to attestation requirements by the Company’s registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permits the Company to provide only management’s report in this annual report.

Changes in Internal Control Over Financial Reporting

There were no changes in our internal controls or in other factors that could materially affect these controls over financial reporting during the last fiscal quarter. We have not identified any significant deficiencies or material weaknesses in our internal controls, and therefore there were no corrective actions taken.

EXHIBIT 3.1 - Certificate of Incorporation

See Form 10-KSB for year ended November 30, 2006

EXHIBIT 3.2 - Bylaws of BAB, Inc.

See Form 10-KSB for year ended November 30, 2006

EXHIBIT 21.1 – List of Subsidiaries of the Company

BAB Systems, Inc., an Illinois corporation
BAB Operations, Inc., an Illinois corporation
Brewster’s Franchise Corporation, an Illinois corporation
My Favorite Muffin Too, Inc., a New Jersey corporation

Exhibit 31.1

CERTIFICATION OF THE CHIEF EXECUTIVE OFFICER PURSUANT TO RULE 13A-14 (a) OR RULE 15d-14 (a) OF THE SECURITIES EXCHANGE ACT OF 1934.

I, Michael W. Evans, certify that:

(1)	I have reviewed this annual report on Form 10-KSB/A of BAB, Inc.

(2)
Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

(3)
Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

(4)
The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a -15(e) and 15d -15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a – 15(f) and 15d -15(f) for the registrant and have:

(a)
Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information  relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)
Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)
Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)
Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

(5)
The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

(a)
All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: October xx, 2009	By / s/ Michael W. Evans

(date of filing)	Michael W. Evans, Chief Executive Officer

Exhibit 31.2

CERTIFICATION OF CHIEF FINANCIAL OFFICER PURSUANT TO RULE 13A-14 (a) OR RULE 15d-14 (a) OF THE SECURITIES EXCHANGE ACT OF 1934.

I, Jeffrey M. Gorden, certify that:

(1)	I have reviewed this annual report on Form 10-KSB/A of BAB, Inc.

(2)
Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

(3)
Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the small business issuer as of, and for, the periods presented in this report;

(4)
The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a -15(e) and 15d -15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a – 15(f) and 15d -15(f) for the registrant and have:

a.
Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information  relating to the small business issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b.
Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c.
Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d.
Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

(5)
The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

a.
All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b.	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: October xx, 2009	By: /s/ Jeffrey M. Gorden

(date of filing)	Jeffrey M. Gorden, Chief Financial Officer

Exhibit 32.1

BAB, Inc.
CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350
AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the BAB, Inc. (the "Company") Annual Report on Form 10-KSB/A for the period ended November 30, 2008, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Michael W. Evans, Chief Executive Officer of the Company, certify pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to the best of my knowledge:

1.	The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities and Exchange Act of 1934, as amended; and

2.	The information contained in the Report fairly presents, in all material respects, the financial condition, results of operations, and cash flows of the Company.

Date: October xx, 2009	By:	/s/ Michael W. Evans

(date of filing)

Michael W. Evans, Chief Executive Officer

Exhibit 32.2

BAB, Inc.
CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350
AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the BAB, Inc. (the "Company") Annual Report on Form 10-KSB/A for the period ended November 30, 2008, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Jeffrey M. Gorden, Chief Financial Officer of the Company, certify pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to the best of my knowledge:

1.	The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities and Exchange Act of 1934, as amended; and

2.	The information contained in the Report fairly presents, in all material respects, the financial condition, results of operations, and cash flows of the Company.

Date: October xx, 2009	By:	/s/ Jeffrey M. Gorden

(date of Filing)

Jeffrey M. Gorden, Chief Financial Officer

BAB, Inc.
October 5, 2009
File No. 000-31555

Form 10-Q for the Quarterly Period Ended May 31, 2009
General

7. All future 10-Q filings will be paginated.

Controls and Procedures
Management’s Quarterly Report on Internal Control over Financial Reporting

8 and 9.
The following revised disclosure will be included in the 10-Q going forward:

Our management, with the participation of both our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) under the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), as of the end of the period covered by this report.  Based on such evaluation, both our Chief Executive Officer and Chief Financial Officer have concluded that, as of XXXX XX, 2009 our disclosure controls and procedures are effective (i) to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and (ii) to ensure that information required to be disclosed by us in the reports that we submit under the Exchange Act is accumulated and communicated to our management, including our executive and financial officers, or persons performing similar functions, as appropriate, to allow timely decisions regarding required disclosure.

There have been no changes in our internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15(d)-15(f) under the Exchange Act) during the xxxxxx fiscal quarter to which this report relates that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting

Exhibits 31 and 32
10.As set forth in Item 601(b)(31) of Regulation S-K, all future certification for both Chief Executive and Chief Financial Officers will be revised to include “and”.

Exhibit 31.1

(4)
The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a -15(e) and 15d -15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a – 15(f) and 15d -15(f) for the registrant and have:

Exhibit 31.2

(4)
The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a -15(e) and 15d -15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a – 15(f) and 15d -15(f) for the registrant and have: